DD
10/27/14

[redacted]

[redacted]

SEC 14041696 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13852

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christa Schackert 212-403-3689
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) [illegible]0054 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 27 2014
19 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 10/27/14

OATH OR AFFIRMATION

I, Christa Schackert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Inc., as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAUREN DEJEAN RUSHING
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RU6296881
Qualified In New York County
My Commission Expires February 10, 2018

Signature

Director of Finance, Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROTHSCHILD INC.
(A Wholly-Owned Subsidiary of Rothschild North America Inc.)

Consolidated Statement of Financial Condition

March 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

ROTHSCHILD INC.
(A Wholly-Owned Subsidiary of Rothschild North America Inc.)

March 31, 2014

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Rothschild Inc:

We have audited the accompanying consolidated statement of financial condition of Rothschild Inc. and its subsidiaries as of March 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Rothschild Inc. and its subsidiaries as of March 31, 2014, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

June 9, 2014

ROTHSCHILD INC.

(A Wholly Owned Subsidiary of Rothschild North America Inc.)

Consolidated Statement of Financial Condition

March 31, 2014

Assets	
Cash and cash equivalents	$ 131,614,100
Advisory fees receivable, net	29,582,600
Receivables from related parties	35,594,800
Securities owned, at fair value	2,536,000
Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $3,012,700)	560,800
Deferred taxes	26,672,500
Prepaid expenses and other assets	1,911,300
Total assets	$ 228,472,100
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 118,896,700
Payables to related parties	7,850,800
Taxes payable	1,611,200
	128,358,700
Stockholder's equity:	
Common stock, $10 par. Authorized 2,000 shares; issued and outstanding 856 shares	8,600
Additional paid-in capital	77,769,000
Retained earnings	22,335,800
Total stockholder's equity	100,113,400
Total liabilities and stockholder's equity	$ 228,472,100

See accompanying notes to consolidated statement of financial condition.

(1) Organization

Rothschild Inc. (the Company) is a wholly-owned subsidiary of Rothschild North America Inc. (the Parent) and is a registered broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's activities and sources of revenue include financial advisory services for mergers and acquisitions, restructuring, and equity advisory.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated statement of financial condition includes the accounts of Rothschild Inc. and its wholly-owned subsidiary, Five Arrows Capital Markets LLC. The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. All material intercompany transactions and balances, if any, have been eliminated in consolidation.

All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable exchange rates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing deposits having original maturities of less than three months of $60,321,700 and money market funds of $71,292,400. Substantially all of the Company's cash and cash equivalents are held at two major financial institutions and, therefore, are subject to the credit risks of the financial institutions.

(c) Securities Owned, at Fair Value

Accounting Standards Codification Topic 820 (ASC 820), *Fair Value Measurements*, defines fair value, establishes a consistent framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. See note 3 for a complete discussion of the impact of ASC 820 on the Company's financial statements.

(d) Advisory Fees

Advisory fees receivable, net, includes $5,239,300 of unbilled expenses and services. Receivables are shown net of an allowance for doubtful accounts of 1,079,900.

The Company's advisory fees receivable are subject to the credit risk associated with customer nonperformance. An allowance is maintained based on management's estimate of probable losses.

(e) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. In addition, the Company files stand-alone tax returns in certain states. Income taxes are calculated using the separate return method, and the amount of current and deferred

tax expense or benefit calculated is either remitted to or received from the Parent. For the year ended March 31, 2014, the Company recorded $2,389,200 of current tax payable activity within receivables from related parties in the consolidated statement of financial condition which is offset against existing receivables with the Parent. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more likely than not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(f) Depreciation

Depreciation of equipment and furniture is provided on a straight-line basis, using the half-year convention, over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

(g) Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates and the differences may be material.

(h) Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Based on experience, the Company expects the risk of loss to be remote.

(3) Fair Value Measurements

Fair value measurements are defined by ASC 820, *Fair Value Measurements and Disclosures*, which establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measurements. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, the "exit price", in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The Company's securities owned are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include active listed equities and certain money market securities.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2014:

	2014			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Cash and cash equivalents	$ 71,292,400	—	—	71,292,400
Securities owned, at fair value				
Equity securities	2,523,300	12,700	—	2,536,000
Total assets at fair value	$ 73,815,700	12,700	—	73,828,400

There have not been any transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended March 31, 2014.

The following table represents the Company's fair value hierarchy for those assets and liabilities not carried at fair value as of March 31, 2014. The carrying value of receivables not accounted for at fair value approximates fair value because of the relatively short maturity dates.

	2014			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents	$ 60,321,700	—	—	60,321,700
Advisory fees receivable, net	—	29,582,600	—	29,582,600
Receivables from related parties	—	35,594,800	—	35,594,800
Total assets at fair value	$ 60,321,700	65,177,400	—	125,499,100
Liabilities:				
Payables to related parties	$ —	7,850,800	—	7,850,800
Total liabilities at fair value	$ —	7,850,800	—	7,850,800

(4) Income Taxes

The Company's net deferred tax asset is comprised of:

Deferred tax assets:	
Deferred compensation	$ 17,869,400
Accrued compensation	5,851,000
Pension obligations	1,605,100
Depreciation and amortization, net	139,600
Allowance for doubtful accounts	422,600
Deferred rent	31,300
Tax reserves	106,100
Unrealized gain or loss on investment	163,200
Other	484,200
Net deferred tax asset	$ 26,672,500

The Company believes that the net deferred tax asset is realizable because this future deductible amount is more likely than not to be realized based on the likelihood of future taxable income, the availability of loss carryback, tax planning strategies, and reversals of temporary items.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated statement of financial condition from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At March 31, 2014, accounts payable and accrued expenses include gross unrecognized tax benefits of $220,400.

(Continued)

The Company does not anticipate that the total amount of gross unrecognized tax benefits recorded at March 31, 2014 will decrease within 12 months.

The Company is subject to taxation in the U.S. and various state and local jurisdictions. The Company's tax years for 2010 (fiscal 2011) to present are open to examination by U.S. federal taxing authorities. The Company's tax years for 2010 (fiscal 2011) to present are open to examination by New York State tax authorities. Tax years for 2010 (fiscal 2011) to present are open to examination by New York City tax authorities.

(5) Paris Orleans Equity Scheme

During the year ended March 31, 2014, Paris Orleans SCA (the ultimate Parent of the Company) established the "2013 Paris Orleans Equity Scheme" ("Equity Scheme") to promote the alignment of interest between the Paris Orleans ("PO") shareholders and the plan participants, by awarding PO stock options to participants in conjunction with a participant's investment in PO shares. Certain members of senior management of the Company were required to participate in the Equity Scheme. The minimum investment was 10,000 shares and the maximum investment was 20,000 shares. Participant investments could be satisfied through a cash contribution or through the use of a portion of the participants' deferred compensation (previously granted). Upon vesting, the Company will deliver the PO shares to participants. During the year, all participants elected to use their deferred compensation to make this investment. The total amount of deferred compensation contributed toward the purchase of PO stock was $2,146,100 or 90,000 shares during the year ended March 31, 2014. Refer to Note 8 for the discussion of the Company's deferred compensation arrangements.

Investments made by participants in PO shares vest at the end of four years. The Company's obligation to deliver the PO stock (upon vesting) is accounted for as a liability in accordance with ASC 718, *Compensation - Stock Compensation*, with changes in the fair value of the stock being recognized in employee compensation and benefits in the consolidated statement of operations. During the year ended March 31, 2014, the Company recorded $475,000 to accounts payable and accrued expenses relating to the vesting of benefits under this plan.

In order to economically hedge the Company's obligation to deliver to PO shares in the future, the Company purchased 90,000 shares of PO stock. The fair value of this investment was $2,220,000 as of March 31, 2014 and is included in securities owned, at fair value on the consolidated statement of financial condition.

For each PO share investment made by participants, PO granted four PO stock options with different strike prices. The options vest over three, four, five, and six years, respectively. Upon vesting, PO will deliver the options to participants. The options granted are classified as "equity awards" in accordance with ASC 718. The grant date fair value of the PO options issued during the year was $479,200. The Company amortizes the grant date fair value of these awards over the requisite vesting period. During the year ended March 31, 2014, the Company recorded $78,900 to additional paid-in-capital relating to the vesting of these options.

As of March 31, 2014, the Company's unrecognized compensation expense associated with the Equity Scheme was $1,698,500.

(Continued)

(6) Employee Profit-Sharing Plan

The Company has a funded profit-sharing plan covering all of its eligible employees. A portion of the contributions to the plan are at the discretion of the Company and are established annually by management.

(7) Postretirement Benefit Agreements

The Company maintains an unfunded pension agreement constituting a retirement benefit obligation as defined by ASC 715-30, *Defined Benefit Plans – Pension (formerly known as APB 12 and FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans)*, covering a designated employee. All amounts associated with this plan have been vested. The agreement does not provide for health or other benefits for the employee. A liability of $4,101,400 related to this benefit is reported in accounts payable and accrued expenses on the consolidated statement of financial condition as of March 31, 2014, based on a discount rate of 2.48%.

(8) Deferred and Accrued Compensation

Included in accounts payable and accrued expenses at March 31, 2014 was $45,703,300 associated with both voluntary and mandatory deferred compensation plans to both current and former employees and $51,534,900 related to current year bonuses that were not subject to deferral and were substantially paid in May 2014. The total deferred compensation disbursements for the fiscal year ended March 31, 2014 was $19,724,800. As of March 31, 2014, voluntary and mandatory deferred compensation plan benefits expected to be paid in each of the next three fiscal years are $23,856,700 in 2015 $21,743,300 in 2016 and $12,094,700 in 2017.

Effective for the year ended March 31, 2009 and going forward, a portion of annual bonus amounts over certain thresholds are subject to mandatory deferral and additional vesting conditions. Compensation subject to mandatory deferral earns interest at a rate determined quarterly by management. For the fiscal year ended March 31, 2014, the interest rates for mandatory deferred compensation were 0.28% from April 1, 2013 through June 30, 2013, 0.27% from July 1, 2013 through September 30, 2013, 0.25% from October 1, 2013 through December 31, 2013 and 0.24% from January 1, 2014 through March 31, 2014. One-third of the deferred annual bonus earned vests and becomes payable on each of the 1st, 2nd and 3rd anniversary dates of the initial deferral provided that the employee remains employed at the Company. Subject to terms of the agreement, unrecognized compensation expense associated with these mandatory deferrals as of March 31, 2014 was $20,029,600.

Effective December 31, 2009, the Company's Parent discontinued its voluntary deferred compensation plan whereby senior employees had been able to make annual elections to defer a percentage of their salary or annual bonus. Deferred compensation related to this plan earns interest at a rate determined by management annually at the end of each calendar year. For the fiscal year ended March 31, 2014, the interest rate for this plan was 3.10% from April 1, 2013 through December 31, 201 and 3.40% from January 1, 2014 through March 31, 2014. Included in accounts payable and accrued expenses on the consolidated statement of financial condition is $282,600 associated with voluntary deferrals.

(9) Transactions with Related Parties

The Company enters into agreements with related parties to provide advisory services for clients. The Company shares fees with related parties based upon work performed.

Operating expenses are payable to or receivable from related parties for services rendered or expenses incurred on behalf of or by the Company.

Receivables from and payables to related parties are recorded net, by entity, where applicable and do not bear interest. Receivables from and payables to related parties represent advisory fees, consulting arrangements, as well as advances to or from related parties, net of operating expenses.

The Company has indemnifications from the Parent related to certain intercompany receivables.

In October 2013, the Company made open market purchases of PO stock in the amount of $2,146,100 to economically hedge the market risk associated with their deferred compensation plan for certain employees.

(10) Commitments and Contingencies

(a) Commitments

In June 1994, the Parent entered into a cancelable twenty-year lease for its headquarter facilities. In September 2012, the Parent entered into a sixteen-year agreement for a new headquarter facility. The Parent and Landlord agreed to an early termination of the remaining lease facility, without penalty. The Company terminated its old lease once the new premises were ready for occupancy which occurred in June 2013.

The Company leases additional facilities in Washington D.C., Houston, Texas and Los Angeles, California (new during fiscal 2014). The minimum annual rentals on these facilities as of March 31, 2014 are as follows:

2015	$	456,300
2016		265,800
2017		273,600
2018 and beyond		396,100
	$	1,391,800

As of March 31, 2014, the estimated minimum future compensation commitments for each of the next three fiscal years are $25,040,800 in 2015, $3,544,800 in 2016 and $3,544,800 in 2017. These amounts are subject to the employees' continued employment with the Company through certain specified dates.

(b) Contingencies

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its business activities. In accordance with ASC 450-20 (Loss Contingencies), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company will assess these cases as they arise. There are currently no matters that will have a material adverse effect on the financial condition of the Company.

(11) Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer maintain net capital of not less than $250,000. At March 31, 2014, the Company had net capital of $2,926,000, which was $2,676,000 in excess of its required minimum net capital of $250,000.

(12) Subsequent Events

The Company has evaluated subsequent events for the period from March 31, 2014 through June 9, 2014, the date which the accompanying financial statements were issued.

On May 30, 2014, Five Arrows Capital Markets LLC, the Company's consolidated subsidiary, was effectively dissolved. The dissolution of this entity did not have a material impact on the Company's financial statements.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors and Stockholder
Rothschild Inc.:

In planning and performing our audit of the consolidated financial statements of Rothschild Inc. and its subsidiaries (the Company), as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

June 9, 2014